Exhibit 99.1

CETIN Networks Selects RADCOM for AI-Driven Assurance Across Its Mobile Network in Slovakia

A single, subscriber-aware platform spanning CETIN’s mobile network, supporting its move to 5G Standalone and a cloud-native core

TEL AVIV, Israel – August 11, 2026 – RADCOM Ltd. (Nasdaq: RDCM) announced today that CETIN Networks (CETIN) has selected RADCOM under a multi-year contract to deploy an end-to-end service assurance solution across its mobile network, spanning the radio access network (RAN) to the core. RADCOM will replace the legacy assurance provider and deliver an AI-driven next-generation solution to ensure superior customer experiences, meet service-level agreements (SLAs), and provide a unified data analytics foundation for CETIN’s transition to a cloud-native network.

The deployment consolidates CETIN’s network visibility on a single platform and directly supports the next phase of its network evolution. As CETIN rolls out 5G Standalone and Voice over New Radio (VoNR) and moves to a cloud-native core, RADCOM’s solution provides the real-time, multi-layered assurance needed to launch these services with confidence and to strengthen quality across the network.

Built on the cloud-native RADCOM ACE platform and passive network probes, the solution captures and correlates signaling in real time and applies AI- and machine learning (ML)-based anomaly detection and RAN experience analytics. For CETIN’s teams, that translates into:

●	Proactive, AI-driven detection of network degradation before it affects service, across the core, IP Multimedia Subsystem (IMS)/voice, and RAN

●	Faster complaint resolution and a better user experience, with per-subscriber, cross-layer drill-down from a high-level key performance indicator (KPI) down to the subscriber level

●	Voice quality assurance for Voice over LTE (VoLTE), Voice over Wi-Fi (VoWiFi), and VoNR, with drill-down capabilities for in-depth troubleshooting

●	SLA and KPI assurance for wholesale and key-account customers, with open data export and integration with operations support systems/business support systems (OSS/BSS), business intelligence (BI), and external analytics systems

“As the operator of the network that Slovakia’s leading service providers rely on, we are held to the SLAs and service quality expectations of those providers and their customers. RADCOM gives us a subscriber-aware view across the core, voice, and the RAN, enabling us to identify and resolve issues before they reach the end user. Just as important, it gives us the real-time assurance we need as we roll out 5G Standalone and move to a cloud-native core,” said Peter Poliak, Chief Technology Officer, CETIN Networks Slovakia.

“Wholesale operators like CETIN sit at the heart of a country’s connectivity, and the quality they deliver depends on seeing the whole network as their customers experience it. Our cloud-native assurance solution gives CETIN end-to-end, per-subscriber visibility across 4G and 5G, voice, and the RAN on a single platform, along with the intelligence to act on it in real time. We are proud to support CETIN as it evolves its network to 5G Standalone,” said Benny Eppstein, RADCOM’s Chief Executive Officer.

The multi-year engagement extends RADCOM’s assurance footprint in Europe. As part of CETIN International and the wider e& PPF Telecom Group, which serves more than 12 million customers across four countries, the relationship offers potential for future opportunities within the group. With RADCOM, CETIN moves from fragmented, siloed monitoring to a unified assurance foundation built to support service quality and the dynamic demands of 5G.

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For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048/312-809-1087

Company Contact:

Hod Cohen

CFO

+972-3-645-5055

hod.cohen@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with operations support systems (OSS), business support systems (BSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

About CETIN Networks

CETIN Networks, s.r.o. is a wholesale provider of mobile and fixed telecommunications infrastructure in Slovakia and part of the e& PPF Telecom Group, operating the network that underpins the country’s leading operators.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the deployment and expected benefits of its solution for CETIN, including the replacement of the legacy assurance provider and the solution’s ability to detect network degradation, speed complaint resolution, assure voice quality, and support SLA and KPI assurance; CETIN’s rollout of 5G Standalone and VoNR and its migration to a cloud-native core; the value of its solutions to its installed and new customers; the expansion of RADCOM’s assurance footprint in Europe; and potential future opportunities within the e& PPF Telecom Group, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.